UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election, pursuant to the provisions of section 54(c) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of withdrawal of election, submits the following information:

Name:	AGTB Private BDC

Address of Principal Business Office:	245 Park Avenue, 26th Floor New York, NY 10167

Telephone Number (including area code):	(212) 692-2000

File Number under the Securities Exchange Act of 1934:	814-01520
In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On January 1, 2023, pursuant to the Agreement and Plan of Merger, dated as of December 30, 2022, by and among AGTB Private BDC (the “Company”) and AG Twin Brook Capital Income Fund (“TCAP”), the Company merged with and into TCAP, with TCAP as the surviving corporation, at which time the separate corporate existence of the Company ended. TCAP is a Delaware statutory trust and has elected to be regulated as a business development company under section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, TCAP, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES
Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Chicago and state of Illinois on the 5th day of January, 2023.

AG Twin Brook Capital Income Fund, as successor by merger to AGTB Private BDC

By:	/s/ Trevor Clark
Trevor Clark
Chairman of the Board, Chief Executive Officer and President

Attest:	/s/ Terrence Walters
Terrence Walters
Chief Financial Officer and Treasurer